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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A
For Registration Of Certain Classes of Securities
Pursuant To Section 12(b) or (g) Of The Securities Exchange Act Of 1934

POLAROID HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	22-3856538 (I.R.S. Employer Identification No.)
1265 Main Street, Waltham, Massachusetts (Address of principal executive offices)	02451 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
N/A	N/A

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☒

Securities Act registration statement file number to which this Form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001 per share
(Title of Class)

Series A 8% Cumulative Compounding Preferred Stock, par value $.001 per share
(Title of Class)

Item 1. Description of Registrant's Securities to be Registered.

        As previously reported, on October 12, 2001, Polaroid Corporation (now known as Primary PDC, Inc.) ("Primary PDC") and its U.S. subsidiaries (the "Debtor Subsidiaries") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware in Wilmington, Delaware (the "Bankruptcy Court").

        On July 31, 2002, Polaroid Holding Company (f/k/a OEP Imaging Corporation) ("Registrant") acquired (the "Acquisition"), through certain of its subsidiaries, substantially all of Primary PDC's assets and the stock of its foreign subsidiaries pursuant to the Second Amended and Restated Asset Purchase Agreement by and among Registrant, Primary PDC and the subsidiaries of Primary PDC named therein dated as of July 3, 2002 (the "Purchase Agreement"), as amended by Amendment No. 1 to Second Amended and Restated Asset Purchase Agreement by and among Registrant, Primary PDC and the subsidiaries of Primary PDC named therein dated as of July 31, 2002 ("Amendment No. 1"). As partial consideration for the Acquisition, Registrant issued to Primary PDC shares (the "Common Shares") of its Common Stock, par value $0.001 per share, and shares (the "Preferred Shares" and, together with the Common Shares, the "Estate Shares") of its Series A 8.0% Cumulative Compounding Preferred Stock, par value $0.001 per share, some of which Estate Shares were subsequently repurchased by Registrant. The Third Amended Joint Plan of Reorganization of Primary PDC (the "Plan") and its Debtor Subsidiaries and the Official Committee of Unsecured Creditors provides for the distribution of the Estate Shares to certain creditors of Primary PDC.

        On November 18, 2003, the Bankruptcy Court confirmed the Plan, and the Plan became effective on December 17, 2003.

        In accordance with Registrant's Restated Certificate of Incorporation ("Certificate of Incorporation"), Registrant is authorized to issue 52,000,000 shares, divided into two (2) classes consisting of 2,000,000 shares of preferred stock, par value $.001 per share and 50,000,000 shares of common stock, par value $.001 per share ("Common Stock"). Pursuant to the Certificate of Incorporation, Registrant's Board of Directors has designated 900,000 shares of Registrant's preferred stock as Series A 8.0% Cumulative Compounding Preferred Stock ("Series A Preferred Stock"). At December 31, 2003, the Company had 34,836,410 shares of Common Stock outstanding, including 4,067,180 shares of restricted Common Stock, and 446,150 shares of Series A Preferred Stock outstanding. One-half of the outstanding shares of Series A Preferred Stock, or 223,075 shares, were subsequently redeemed by the Company in April 2004.

        The following description of Common Stock and Series A Preferred Stock is a summary and is qualified in its entirety by reference to the Certificate of Incorporation and Registrant's Amended and Restated Bylaws (the "Bylaws") which are being filed as Exhibits 3.1. and 3.2 hereto and are incorporated herein by reference.

DESCRIPTION OF COMMON STOCK AND SERIES A PREFERRED STOCK

Common Stock

        Registrant's Certificate of Incorporation authorizes Registrant to issue up to 50,000,000 shares of Common Stock. The following is a statement of the designations, preferences, qualifications, limitations, restrictions and the special or relative rights granted to or imposed upon the shares of Common Stock.

  Dividends

        Holders of Common Stock will be entitled to receive dividends if and when declared by the Board of Directors, out of funds legally available therefor. No dividends have been declared on the Common Stock.

  Liquidation Rights

        In the event of the voluntary or involuntary liquidation, dissolution or winding up of Registrant, holders of Common Stock will be entitled to receive all of the remaining assets of Registrant available for distribution to its stockholders after all amounts to which the holders of preferred stock are entitled have been paid or set aside in cash for payment.

  Voting Rights

        The holders of Common Stock shall have the general right to vote for all purposes, including the election of directors, as provided by law; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation (including any Certificate of Designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more such series, to vote thereon pursuant to the Certificate of Incorporation (including any Certificate of Designation relating to any series of preferred stock) or pursuant to the General Corporation Law of the State of Delaware. Each holder of Common Stock shall be entitled to one vote for each share thereof held.

Preferred Stock

        The Certificate of Incorporation authorizes Registrant to issue up to 2,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock"). Registrant's Certificate of Incorporation provides that the Board of Directors may by resolution establish one or more classes or series of Preferred Stock having the number of shares and relative voting rights, designation, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by them without further stockholder approval. The holders of Registrant's Preferred Stock may be entitled to preferences over holders of Common Stock with respect to dividends, liquidation, dissolution, or Registrant winding up in such amounts as are established by the Board of Directors' resolutions issuing such shares.

        The issuance of Registrant's Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Registrant without further action by the holders and may adversely affect voting and other rights of holders of Registrant's Common Stock. In addition, issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock.

  Series A 8.0% Cumulative Compounding Preferred Stock

        Registrant authorized 900,000 shares of Series A 8.0% Cumulative Compounding Preferred Stock, par value $0.001 per share ("Series A Preferred Stock") consistent with its Certificate of Incorporation. The holders of Series A 8.0% Preferred Stock, except as otherwise provided by law, have the following rights and preferences:

  General Priority

        With respect to dividend rights and rights on liquidation, winding up and dissolution of Registrant, Series A Preferred Stock ranks (i) senior to the Common Stock and any other class or series of Registrant's capital stock issued in the future whose terms specifically state that it ranks junior to the Series A Preferred Stock, (ii) on a parity with any other class or series of Registrant's capital stock issued in the future whose terms do not specifically state that it ranks junior or senior to the Series A Preferred Stock, and (iii) junior to any other class or series of Registrant's capital stock issued in the future whose terms specifically state that it ranks senior to the Series A Preferred Stock.

  Dividend Rights

        Each Holder of Series A Preferred Stock is entitled to cash dividends on each share of Series A Preferred Stock at a rate per annum equal to 8.0% of the Liquidation Preference of such share. All dividends are cumulative, whether or not earned or declared, and accrue on a daily basis from the date of issuance of Series A Preferred Stock. The dividends are payable annually in arrears each June 30 if and when declared by the Board of Directors. As a result of prior partial redemptions of the Series A Preferred Stock, all dividends accrued through April 14, 2004, have been paid to holders of shares of Series A Preferred Stock. Therefore, dividends payable in respect of outstanding shares of Series A Preferred Stock on the next regular dividend payment date will, if declared, equal the dividends accrued after April 14, 2004, through such dividend payment date.

  Liquidation Preference

        Upon any voluntary or involuntary liquidation, dissolution or winding up of Registrant, the holders of all shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of Registrant available for distribution to its stockholders an amount in cash equal to the "Liquidation Preference" of $100 plus accrued and unpaid dividends per share. This distribution shall be made before any securities junior to the Series A Preferred Stock.

  Mandatory Redemption

        Subject to the rights of any securities senior to or on a parity with the Series A Preferred Stock, upon a change of control of Registrant or Registrant's initial public offering, all of the outstanding shares of Series A Preferred Stock shall be redeemed on the closing of a change in control or initial public offering at a redemption price per share equal to the Liquidation Preference per share, which includes all accrued and unpaid dividends thereon; provided, however, that Registrant shall not be obligated to make a redemption otherwise if such redemption shall have been waived, prior to the closing of a change in control or initial public offering by the holders of a majority of the outstanding shares of Series A Preferred Stock (such waiver to be evidenced by the written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock or the vote of such holders at a meeting called for such purpose).

  Optional Redemption

        Subject to the rights of any securities senior to or on a parity with the Series A Preferred Stock, Registrant may, at its option, redeem at any time or from time to time, from any source of funds legally available therefore in whole or in part any or all of the shares of Series A Preferred Stock, at a redemption price equal to the Liquidation Preference per share which includes all accrued and unpaid dividends thereon.

        No partial redemption of Series A Preferred Stock may be authorized or made unless prior thereto, all accrued and unpaid dividends thereon declared and paid in cash are declared and there has been a sum set apart sufficient for such cash payment on the date of redemption.

  Voting Rights

        The holders of Series A Preferred Stock are not entitled or permitted to vote on any matter required or permitted to be voted upon by the shareholders of Registrant, except as otherwise required by Delaware law or the Certificate of Incorporation, and except that without the written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock or the vote of the holders of a majority of the outstanding shares of Series A Preferred Stock at a meeting of the holders of Series A Preferred Stock called for such purpose, Registrant shall not (a) create, authorize or issue any other class or series of stock entitled to a preference prior to or on a parity with Series A Preferred Stock upon any dividend or distribution or any liquidation, dissolution or winding up of Registrant, or increase the authorized amount of any such other class or series, or (b) amend, alter or repeal any provision of Registrant's Certificate of Incorporation so as to materially adversely affect the relative rights and preferences of the Series A Preferred Stock. In any case in which the holders of Series A Preferred Stock shall be entitled to vote, each Holder of Series A Preferred Stock shall be entitled to one vote for each share of Series A Preferred Stock held unless otherwise required by applicable law.

  Conversion or Exchange

        The holders of Series A Preferred Stock do not have any rights to convert such shares into or exchange such shares for shares of any other class or classes or of any other series of any class or classes of capital stock of Registrant.

  No Preemptive Rights

        No holder of Series A Preferred Stock possesses any preemptive rights to subscribe for or acquire any unissued shares of capital stock of Registrant (whether now or hereafter authorized) or securities of Registrant convertible into or carrying a right to subscribe for or acquire shares of capital stock of Registrant.

Registration Rights

        Registrant has entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") among Registrant, One Equity Partners LLC ("OEP") and certain directors and members of management who have purchased stock pursuant to the Restricted Stock Purchase Program, as more fully described in the Annual Report on Form 10-K filed by Registrant on April 14, 2004. The Registration Rights Agreement is attached as Exhibit 4.2(a) hereto and hereby incorporated by reference.

Stockholders Agreement

        Registrant has entered into an Amended and Restated Securities Holders Agreement (the "Securities Holders Agreement") among Holding, OEP and certain directors and members of management who have purchased stock pursuant to the Restricted Stock Purchase Program, as more fully described in the Annual Report on Form 10-K filed by Registrant on April 14, 2004. The Securities Holders Agreement is attached as Exhibit 10.1 hereto and hereby incorporated by reference.

Credit Agreement

        Registrant is party to a credit facility (the "Credit Agreement") with a group of lenders led by Citicorp USA, Inc., which contains certain restrictions on the Company's ability to pay dividends on the Common Stock and the Series A Preferred Stock, as more fully described in the Annual Report on Form 10-K filed by Registrant on April 14, 2004. Such description of the Credit Agreement is incorporated herein by reference. The Credit Agreement is attached as Exhibit 10.2 hereto and hereby incorporated herein by reference.

Item 2. Exhibits.

3.1	Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Registrant on March 30, 2004).
3.2	Amended and Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Registrant on March 30, 2004)
4.1	Certificate of Designation, Preferences and Rights of Series A 8.0% Cumulative Compounding Preferred Stock dated as of July 29, 2002 (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K filed by Registrant on April 14, 2004).
4.2	Amended and Restated Registration Rights Agreement by and among Polaroid Holding Company, One Equity Partners, LLC and "Other Investors" dated as of February 5, 2003 (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 10-K filed by Registrant on April 14, 2004).

10.1	Amended and Restated Securities Holders Agreement dated as of February 5, 2003, by and among Registrant, One Equity Partners LLC and The Other Investors (incorporated by reference to Exhibit 10.1(h) of the Annual Report on Form 10-K filed by Registrant on April 14, 2004).
10.2	$100,000,000 Credit Agreement dated as of July 29, 2002 (incorporated by reference to Exhibit 10.2 of the Annual Report on Form 10-K filed by Registrant on April 14, 2004).
10.3	Sixth Waiver and Amendment Letter to the Credit Agreement as of July 29, 2002, dated as of November 14, 2003, (incorporated by reference to Exhibit 10.2(b) of the Annual Report on Form 10-K filed by Registrant on April 14, 2004).
10.4	Fifth Waiver and Amendment Letter to the Credit Agreement as of July 29, 2002, dated as of August 5, 2003 (incorporated by reference to Exhibit 10.2(a) of the Annual Report on Form 10-K filed by Registrant on April 14, 2004).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

POLAROID HOLDING COMPANY (Registrant)
DATE: April 14, 2004	By:	/s/ WILLIAM L. FLAHERTY William L. Flaherty Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

3.1	Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Registrant on March 30, 2004).
3.2	Amended and Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Registrant on March 30, 2004)
4.1	Certificate of Designation, Preferences and Rights of Series A 8.0% Cumulative Compounding Preferred Stock dated as of July 29, 2002 (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K filed by Registrant on April 14, 2004).
4.2	Amended and Restated Registration Rights Agreement by and among Polaroid Holding Company, One Equity Partners, LLC and "Other Investors" dated as of February 5, 2003 (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 10-K filed by Registrant on April 14, 2004).
10.1	Amended and Restated Securities Holders Agreement dated as of February 5, 2003, by and among Registrant, One Equity Partners LLC and The Other Investors (incorporated by reference to Exhibit 10.1(h) of the Annual Report on Form 10-K filed by Registrant on April 14, 2004).
10.2	$100,000,000 Credit Agreement dated as of July 29, 2002 (incorporated by reference to Exhibit 10.2 of the Annual Report on Form 10-K filed by Registrant on April 14, 2004).
10.3	Sixth Waiver and Amendment Letter to the Credit Agreement as of July 29, 2002, dated as of November 14, 2003 (incorporated by reference to Exhibit 10.2(b) of the Annual Report on Form 10-K filed by Registrant on April 14, 2004).
10.4	Fifth Waiver and Amendment Letter to the Credit Agreement as of July 29, 2002, dated as of August 5, 2003 (incorporated by reference to Exhibit 10.2(a) of the Annual Report on Form 10-K filed by Registrant on April 14, 2004).

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  Item 1. Description of Registrant's Securities to be Registered.
  Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX